SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 50,782,904 Series A perpetual convertible preferred units that are convertible on a one-for-one basis into common units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of October 29, 2021, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A perpetual convertible preferred units on a one-for-one basis into common units.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; OO

*	Includes 50,782,904 Series A perpetual convertible preferred units that are convertible on a one-for-one basis into common units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of October 29, 2021, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A perpetual convertible preferred units on a one-for-one basis into common units.

Explanatory Note

This Amendment No. 5 to Schedule 13D amends the statement on Schedule 13D filed on November 14, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2017, as amended by Amendment No. 2 to Schedule 13D filed on February 16, 2018, as amended by Amendment No. 3 to Schedule 13D filed on June 17, 2019, and as amended by Amendment No. 4 to Schedule 13D filed on April 2, 2020 by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (as amended, the “Initial Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial Statement. The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this item.

Item 2.	Identity and Background

No changes to this item.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment No. 5 (which Item 4 is incorporated herein by reference), the Reporting Persons anticipate that the funding for such transaction will consist of cash on hand and borrowings under existing credit facilities, as described in Item 4.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraphs:

The Reporting Persons acquired the Common Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

On February 11, 2022, SPLC submitted a proposal (the “Proposal”) to the Board of Directors of the General Partner to acquire, in a merger transaction, all of the Issuer’s outstanding Common Units not already owned by Shell Midstream LP Holdings LLC and its affiliates, in exchange for $12.89 per Common Unit payable in cash. The Proposal is subject to the negotiation and execution of definitive agreements and the requisite approvals. If the transaction contemplated by the Proposal is consummated, the Common Units are expected to be delisted from The New York Stock Exchange and deregistered under the Act.

While the Proposal remains under consideration and subject to negotiation, SPLC and its representatives may respond to inquiries from the Issuer and its representatives and engage in discussions and negotiations.

No assurances can be given that the transaction contemplated by SPLC or any other potential transaction involving the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. SPLC reserves the right to modify or withdraw the Proposal at any time. SPLC reserves the right to formulate other plans or make other proposals, which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a)(1), (a)(2) and (a)(3) are hereby amended and restated as follows:

(a) (1) SPLC does not directly own any Common Units; however, as the sole member of LP Holdco, it may be deemed to beneficially own 269,457,304 Common Units held of record by LP Holdco, which represents approximately 68.5% of the outstanding Common Units of the Partnership.

(2) LP Holdco is the record and beneficial owner of 269,457,304 Common Units, which represents approximately 68.5% of the outstanding Common Units.

(3) In addition, as of the date of this report, certain of the directors and officers of the Reporting Persons listed in Exhibit N (the “Covered Individuals”) beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Steven C. Ledbetter	4,000	*
Shawn J. Carsten	18,700	*
Sean Guillory	1,399	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 5(a) are based on the number of Common Units (393,289,537) issued and outstanding as of October 29, 2021, as reported to the Reporting Persons by the Partnership.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the Exhibits as follows:

Exhibit N     Directors, Managers and Executive Officers of SPLC and LP Holdco (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2022

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By: Shell Pipeline GP LLC, its general partner		By:	/s/ Shawn J. Carsten
		Name:	Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Title:	Vice President and Chief Financial Officer
Name:	Shawn J. Carsten
Title:	Vice President—Finance